Exhibit 99.5

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, NY 10019

May 5, 2014

Mr. Michael R. Gallagher

Lead Independent Director

Allergan Inc.

2525 Dupont Drive

Irvine, CA 92612

Dear Mr. Gallagher,

As Allergan’s largest shareholder with 9.7% of the common stock, we look forward to working with you and the rest of the board to maximize value for all Allergan shareholders. In light of news reports that state that Allergan has begun to approach alternative business combination partners, we had some thoughts to share on the Valeant transaction and how Allergan could best maximize shareholder value.

The Valeant Proposal Is Substantially Superior to the Standalone Alternative

It is evident based on the market’s response to the Valeant proposal that it is substantially superior to Allergan’s value as a standalone company. The Valeant offer represents a significant premium to Allergan’s unaffected stock price of $116.63 on April 10th, the day before Pershing Square began its rapid accumulation program. Conservatively valued at Valeant’s current stock price, the offer represents a 38% premium to Allergan’s unaffected stock price.

While a 38% premium is certainly substantial, we believe that valuing the transaction using Valeant’s current stock price significantly undervalues the proposal. Valeant’s stock price has appreciated only 8% since the transaction was announced, despite Valeant’s forecast that the transaction would be 25%-30% accretive to Pro-Forma Cash 2014 EPS, offers $2.7 billion of identified cost synergies, and potential significant revenue synergies. As I am sure that you recognize, Valeant’s current stock price reflects a substantial discount to where it will likely trade if the transaction closes. In our view, this discount arises from the market’s uncertainty as to whether Valeant will be successful in merging with Allergan, a further discount for the potential time to transaction completion, and due to technical factors, as risk arbitrageurs short Valeant and buy Allergan to “set up” their trades.

We believe the correct methodology for valuing the Valeant proposal is to add the $48.30 in cash from the transaction to the pro forma value of 0.83 shares of Valeant stock, based on its estimated trading value beginning at the time the transaction closes, and considered over the long term.

Even if Allergan were able to identify a transaction that offers a higher cash value than the estimated value of the Valeant proposal at the time of transaction closure, we do not believe such a cash transaction would be necessarily superior to Valeant’s stock and cash offer, as many shareholders would likely prefer to continue to participate in the value creation of the combined enterprise through ownership of Valeant common stock.

Many from the Wall Street equity research community use a similar methodology in calculating the transaction’s value. For instance, on April 28th, J.P. Morgan published an equity research report that values the transaction using J.P. Morgan’s forecast of the per-share value of the combined company. J.P. Morgan assumes that the combined company would trade at 14 times J.P. Morgan’s estimate of 2016 cash EPS, which implies that the combined company is worth $192 per share, and that the Valeant transaction proposal is worth $208 per share. This value, $208 per share, is a 78% premium to Allergan’s $116 unaffected stock price, and a 61% premium to the average analyst price target on April 10th.

A $208 per share offer implies $28bn of value creation above Allergan’s unaffected, April 10th valuation. We believe the probability that Allergan can create this much incremental value as a standalone company is remote.

Our Recommendation as to How to Maximize Value for Allergan Shareholders

We understand that Allergan, consistent with its fiduciary duty, has approached alternative potential business combination partners, but it has not contacted Valeant or otherwise engaged in discussions with Valeant despite Mike Pearson’s public statements suggesting that Valeant may be willing to improve its proposal if Allergan management and its board were to initiate discussions shortly.

We believe it is in the best interest of Allergan shareholders that it begin discussions with Valeant in the very near future. Today, Allergan is in a good position to negotiate with Valeant. This may not always be the case. The strength of Allergan’s negotiating position comes, in part, from the potential that the board may negotiate a more valuable transaction with a large global pharmaceutical company. The list of global pharmaceutical companies with the financial capacity to buy Allergan, however, is limited, and even more limited when factors such as strategic fit and antitrust risk are considered.

As a result, it is risky for Allergan to rely on the potential for it to negotiate a transaction with a global pharmaceutical company that is superior to the transaction proposed by Valeant. Unless Allergan were to identify such a transaction in the very near future, the odds of such a deal are likely to decrease over time, and the market and Valeant will likely learn of the lack of interest from alternative companies. In our experience, shareholders of potential acquirers will pressure management to dispel acquisition rumors. As each rumor is dispelled, the board’s negotiating leverage with Valeant will decline. Already some of the rumored suitors have publicly declared their lack of interest in a transaction with Allergan.

Valeant management has publicly acknowledged it understands this dynamic, and has even suggested it would consider reducing its offer if Allergan does not engage and no alternative suitor emerges. As a result, we believe the board should begin negotiations with Valeant immediately. The decision to negotiate now is not a decision to sell the company and, therefore, would not prejudice the exercise of the board’s fiduciary duties.

Tax Inversion Transactions

There have been a number of press reports that suggest that Allergan is looking to acquire a foreign company and domicile the combined company in the jurisdiction of the target or in another low-tax jurisdiction. We are skeptical that such a “tax-inversion” would be superior to the Valeant transaction. We believe a business combination with any of the likely tax-inversion companies would lack the strategic rationale of combining with Valeant, for none of these likely companies has a meaningful presence in ophthalmology, aesthetics, or dermatology. These companies would, therefore, lack the revenue and cost synergies of the Valeant transaction.

Furthermore, a “tax-inversion” combination would likely require Allergan to pay a premium to the inversion company’s shareholders as compensation for the tax benefits Allergan would receive from the transaction. This dynamic is the opposite of and highly inferior to the Valeant proposal, in which Allergan shareholders are receiving, not paying, a premium.

There have also been press reports that suggest that Allergan is looking for potential transactions which would deter Valeant’s interest in Allergan. We would strongly oppose a transaction with another company which did not offer superior shareholder value to the Valeant transaction. We caution that we would view any “lock up,” break-up fee or other deal protection arrangements that Allergan puts into place between itself and another party interested in a business combination as value destructive. We would strongly caution Allergan from entering into any of these kinds of arrangements prior to a full engagement with Valeant regarding its proposal and a determination that the alternative proposal is clearly superior and likely to be supported by a majority of the Allergan shareholders.

As Allergan’s largest shareholder, we are supportive of Allergan making the best possible deal with Valeant or identifying a superior transaction with another company. Given the short list of potential acquirers and Valeant’s willingness to negotiate quickly, we believe Allergan can explore its strategic alternatives and determine a course of action within a matter of weeks. A quick timeline will also benefit the performance and retention of Allergan employees, who are no doubt distracted by recent events.

We would like to be helpful to the board throughout this process. I am available anytime by phone for discussions with you or other directors.

Sincerely,

William A. Ackman

cc:	Mr. David E.I. Pyott
Ms. Deborah Dunsire
Ms. Dawn Hudson
Mr. Trevor M. Jones
Mr. Louis J. Lavigne, Jr.
Mr. Peter J. McDonnell
Mr. Timothy D. Proctor
Mr. Russell T. Ray
Mr. Henri A. Termeer

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant Pharmaceuticals International, Inc. (“Valeant”) has made for a business combination transaction with Allergan, Inc. (“Allergan”). In furtherance of this proposal and subject to future developments, Pershing Square Capital Management, L.P. (“Pershing Square”) and Valeant (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Pershing Square, Valeant and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Pershing Square and/or Valeant through the web site maintained by the SEC at http://www.sec.gov.

Pershing Square, PS Management GP, LLC, PS Fund 1, LLC, William A. Ackman, William F. Doyle, Jordan H. Rubin, Ben Hakim and Roy. J. Katzovicz may be deemed “participants” under SEC rules in any solicitation of Allergan shareholders in respect of a Valeant proposal for a business combination with Allergan. Pershing Square, PS Management GP, LLC and William A. Ackman may be deemed to beneficially own the equity securities of Allergan described in Pershing Square’s statement on Schedule 13D initially filed with the SEC on April 21, 2014 (the “Schedule 13D”), as it may be amended from time to time. Except as described in the Schedule 13D, none of the individuals listed above has a direct or indirect interest, by security holdings or otherwise, in Allergan or Valeant or the matters to be acted upon, if any, in connection with a potential Valeant-Allergan business combination. Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Valeant on April 21, 2014. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication contains forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, Valeant’s financing of the proposed transaction, Valeant’s or Allergan’s expected future value and performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operation results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions and include but are not limited to beliefs expressed regarding future performance. These statements are based upon the current expectations and beliefs of Pershing Square and Valeant and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in Valeant’s and/or Allergan’s most recent annual or quarterly reports filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA.

Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that Valeant and/or Allergan file from time to time with the SEC, and include, but are not limited to:

•	the ultimate outcome of any possible transaction between Valeant and Allergan, including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;

•	if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on Valeant’s and Allergan’s business or potential business combination transaction;

•	ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;

•	Valeant’s and Allergan’s ability to sustain and grow revenues and cash flow from operations in their respective markets and to maintain and grow their respective customer bases, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet Valeant’s and Allergan’s debt obligations prior to or when they become due and to fund their operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	Valeant’s and Allergan’s ability to comply with all covenants in their respective indentures and credit facilities any violation of which, if not cured in a timely manner, could trigger a default of their respective other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Valeant and Allergan with respect to their respective businesses as described in their respective reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. None of Pershing Square or any of its affiliates or associates, or any of their respective directors, officers, employees, agents, shareholders or advisors undertakes any obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect actual outcomes.